April 16, 2015

VIA EDGAR

Ms. Sheila Stout, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           Forum Funds II
(File No. 811-22842)

Dear Ms. Stout:

This letter is in response to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made by Forum Funds II, a Delaware statutory trust (the “Trust”), on behalf of each of its series (each, a “Fund” and collectively, the “Funds”). The comments were provided by you in a telephone conversation on Tuesday, March 3, 2015. For your convenience, your comments are set out below in bold text and each comment is followed by our response.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff does not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the securities laws of the United States, except to the extent otherwise legally permissible.

Comment 1: Please consider including in the principal investment risks a “Sector Risk” disclosure for applicable Funds with sector investments consistently greater than 25%. Please note that “Sector Risk” is distinguishable from industry concentration.

Response: Registrant will include “Sector Risk” or “Focused Portfolio Risk” or other similar risk disclosure going forward, as appropriate, in the principal investment risks sections for applicable Funds consistent with the Staff’s comment in connection with future prospectus revisions, as part of the Registrant’s amended Registration Statement. Registrant notes that specific sector concentration may vary significantly from period to period as the investment process does not necessarily predict holdings by sector for each Fund series.

Comment 2: With respect to the series Baywood SKBA ValuePlus Fund, please discuss what “plus” in the name is intended to represent. Please consider whether there should be additional disclosures in the principal investment strategies.

Response: Although the Baywood SKBA ValuePlus Fund employs a large-cap value strategy, the adviser buys dividend-paying companies using a relative dividend yield discipline. The term “plus” is included in the Fund’s name in order to differentiate the product from other large-cap value strategies as a result of the premium or above-market dividend yield using the relative dividend yield discipline.

Comment 3: In the Statement of Assets and Liabilities for each applicable Fund (and specifically, the Phocas Real Estate Fund), please include a line below the total liabilities entitled “commitments and contingencies” in accordance with Section 6-04 of Regulation S-X. Please also include the parenthetical reference applicable to the Notes to Financial Statements discussing such commitments and contingencies.

Response: Registrant notes that this comment currently is not applicable for the Phocas Real Estate Fund. Registrant will seek to include the referenced item and note to the extent that it is applicable to a Fund going forward, after consultation with the Fund’s auditors, counsel, and Fund management.

Comment 4: In the Management Discussion of Fund Performance for each applicable Fund (specifically, the CVR Dynamic Allocation Fund), please note when Fund performance during the most recent fiscal year is impacted by derivatives. By way of example, the CVR Dynamic Allocation Fund had significant portions of gains and losses generated by futures, yet there was not much discussion of such derivatives in the Management Discussion of Fund Performance. Please refer to the letter from the Division of Investment Management addressed to the Investment Company Institute dated July 30, 2010 (“Division of Investment Management Letter”) describing notes to financial statements to ensure the disclosure aligns with the requirements of the Division of Investment Management Letter (i.e., complete and accurate disclosure of the use of derivatives in light of the Fund’s actual operations).

Response: Registrant will seek to include the requested disclosure going forward to the extent that it is applicable, after consultation with the Funds’ auditors, counsel, and Fund management. Registrant notes that the Division of Investment Management Letter only applies to funds whose performance was materially affected by derivatives or that are significantly invested in derivatives.

Comment 5: In the Statement of Assets and Liabilities, please ensure that the Funds separately identify payables to trustees and officers of the Fund in accordance with Regulation S-X. Specifically, please ensure this is the case for the CVR Dynamic Allocation Fund.

Response: Registrant will seek to include the requested item going forward, after consultation with the Funds’ auditors, counsel, and Fund management.

Comment 6: In the Schedule of Investments, please ensure that all funds with forward currency exchange contracts have disclosed the respective counterparties. Specifically, please ensure this is the case for the Acuitas International Small Cap Fund.

Response: Registrant confirms that appropriate disclosures are in place with respect to applicable derivatives transactions, as required by the Financial Accounting Standards Board Accounting Standards Update No. 2013-01 Balance Sheet (Topic 2010) (“FASB ASU 2013-01”). Registrant notes that FASB ASU 2013-01 does not require disclosure of counterparties with respect to forward currency exchange contracts.

Comment 7: In the Fund’s Prospectus, please ensure that the net and gross ratios in the Financial Highlights agree with the Fees and Expenses Table.

Response: Registrant will continue to confirm the accuracy of the expense ratios in the Financial Highlights with the Fees and Expenses Table for each Fund going forward. To the extent that the Financial Highlights do not agree with the figures in the Fees and Expenses Table (e.g., if there exists a voluntary expense waiver or acquired fund fees and expenses), Registrant will include a footnote disclosing any discrepancy, as appropriate.

Comment 8: In the Notes to Financial Statements, please revise the discussion relating to significant unobservable inputs to verify level three investments. The disclosure currently suggests that a significant change in unobservable inputs would similarly result in a significant change in fair valuation of an investment. Please make it clear that even a minor change in unobservable inputs may result in a significant change in fair valuation of an investment.

Response: Registrant will seek to revise the disclosure going forward, after consultation with the Funds’ auditors, counsel, and Fund management.

Comment 9: In the Shareholder Expense Example, for any Fund with less than six months of operations (e.g., CVR Dynamic Allocation Fund), please ensure that the actual calculation for expenses paid during the period are based on actual number of days during the six month period, as opposed to the hypothetical example, which may be based on the full number of days in the six month period.

Response: Registrant confirms that its current practice is consistent with the Staff’s comment and will seek to include the requested disclosure going forward, after consultation with the Funds’ auditors, counsel, and Fund management.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

                              /s/ Zachary R. Tackett
Zachary R. Tackett
cc: Alison Fuller, Esq.
Stradley Ronon Stevens & Young LLP